

February 15, 2013

Via E-mail
Jeffery Gao
Chief Executive Officer
Xueda Education Group
A-4 Xibahe Beili, Chaoyang District
Beijing 100028
People's Republic of China

Re: **Xueda Education Group**
        Form 20-F for Fiscal Year Ended December 31, 2011
        Filed April 27, 2012
        File No. 001-34914

Dear Mr. Gao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Financial Statements, page F-1

Note 10 - Income Taxes, page F-31

1. We note your response to comment 6. Please add a risk factor stating that the contractual arrangements between the WOFE and the VIEs may be subject to scrutiny by the PRC tax authorities resulting in additional owed taxes by your VIEs. Address the nature and impact of the adverse tax consequences you could face if the PRC tax authorities determine that the contractual arrangements between the VIEs and the WOFE do not represent arm's-length pricing, resulting in a reduction of expense deductions recorded by your VIEs, and an increase in the respective tax liabilities of the VIEs. Disclose the

potential impact of materially adverse consequences of any late payment fees or other penalties imposed by tax authorities that could result from such transfer pricing adjustment.

2. We note your response to comments 6 and 7. Please disclose the differences in the timing of deductibility for service fees (i.e. when accrued) and payroll and welfare expenses (i.e. when paid) and explain the differences in PRC tax law between these two types of expenses.

3. We note your response to comment 7. Please expand your income tax footnote to disclose the nature of the accrued expense deferred tax asset.

4. We note your response to comment 9. Please expand your income tax footnote to disclose the nature of the "Tax effect on income that is not taxable" line item of $1,173 included in the statutory tax rate reconciliation included on page F-33.

You may contact Claire DeLabar, Staff Accountant, at 202-551-3349 or Terry French, Account Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Advisor, at 202-551-3359or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director